SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549
                    _________________________

                             FORM 8-A

        FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
             PURSUANT TO SECTION 12(b) OR (g) OF THE
                 SECURITIES EXCHANGE ACT OF 1934


                     WPS Resources Corporation
   ------------------------------------------------------------
      (Exact name of registrant as specified in its charter)


            Wisconsin                              39-1775292
     -----------------------                  -------------------
     (State of incorporation                     (IRS Employer
         or organization)                     Identification No.)



700 North Adams Street, Green Bay, Wisconsin   54307-9001
--------------------------------------------   ----------
  (Address of principal executive offices)     (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:



 Title of each class            Name of each exchange on which
 to be so registered            each class is to be registered
 -------------------            ------------------------------

Common Share Purchase              New York Stock Exchange
      Rights

         If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General
Instruction A.(c)(1), please check the following box. [ ]

         If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]


Securities to be registered pursuant to Section 12(g) of the Act:

                               None
                         ----------------
                         (Title of Class)

Item 1.  Description of Securities to be Registered.
         ------------------------------------------

         On December 12, 1996, the Board of Directors of WPS Resources Corporation (the "Company") declared a dividend of one common share purchase right (a "Right") for each outstanding share of common stock, $.01 par value (the "Common Shares"), of the Company. The dividend is payable on December 16, 1996 to the shareholders of record on that date (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one share of common stock, $1.00 par value (the "Common Shares"), of the Company at a price of $85 per Common Share, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Firstar Trust Company, as Rights Agent (the "Rights Agent").

         Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (other than the Company, a subsidiary of the Company or of an employee benefit plan of the Company or a subsidiary) (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding Common Shares (the "Shares Acquisition Date") or (ii) 10 business days (or such later date as may be determined by action of the Company's Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group (other than the Company, a subsidiary of the Company or an employee benefit plan of the Company or of a subsidiary) of 15% or more of such outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate. Any person or group of affiliates or associated persons who, at the close of business on December 12, 1996, was the beneficial owner of at least 3,584,545 Common Shares (which number of shares constituted 15% of the number of Common Shares outstanding on such date) will not be deemed an "Acquiring Person" unless such person or group of affiliated or associated persons acquires beneficial ownership of additional Common Shares at any time that such person or group of affiliated or associated persons is or thereby becomes the beneficial owner of 15% or more of the Common Shares then outstanding.

         The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date, upon transfer or new issuance of Common Shares, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares, outstanding as of the Record Date, even without such notation, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

         The Rights are not exercisable until the Distribution Date. The Rights will expire on December 11, 2006 (the "Final Expiration Date"), unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

         The Purchase Price payable, and the number of Common Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Shares, (ii) upon the grant to holders of the Common Shares of certain rights or warrants to subscribe for or purchase Common Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Common Shares or (iii) upon the distribution to holders of the Common Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends or dividends payable in Common Shares) or of subscription rights or warrants (other than those referred to above).

         In the event that any person becomes an Acquiring Person

(a "Flip-In Event"), each holder of a Right (other than the Acquiring Person) will thereafter have the right to receive upon exercise that number of Common Shares (or, in certain circumstances cash, property or other securities of the Company or a reduction in the Purchase Price) having a market value of two times the then current Purchase Price. Notwithstanding any of the foregoing, following the occurrence of a Flip-In Event all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, or subsequently become beneficially owned by an Acquiring Person, related persons and transferees will be null and void. For example, if at the time of such transaction the Common Shares were trading at $34 per share and the exercise price of the Rights at such time were $85 per Right, each Right would thereafter be exercisable at $85 for 5 Common Shares (i.e.,
                                                            ----
the number of shares that could be purchased in the open market for $170, or two times the exercise price of the Rights).

         In the event that, at any time following the Shares Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction or (ii) 50% or more of its consolidated assets or earning power are sold (the events described in clauses (i) and (ii) are herein referred to as "Flip-Over Events"), proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the then current Purchase Price. For example, if at the time of such transaction the acquiring company's common stock were trading at $40 per share and the exercise price of the Rights at such time were $85 per Right, each Right would thereafter be exercisable at $85 for 4.25 shares (i.e., the
                                                  ----
number of shares that could be purchased for $170 in the open market, or two times the exercise price of the Rights) of the acquiring company's common stock.

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Common Shares will be issued. In lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading day prior to the date of exercise.

         The Purchase Price is payable by certified check, cashier's check, bank draft or money order or, if so provided by the Company, the Purchase Price following the occurrence of a Flip-In Event and until the first occurrence of a Flip-Over Event may be paid in Common Shares having an equivalent value.

         At any time after a person becomes an Acquiring Person and prior to the acquisition by any Acquiring Person of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by any Acquiring Person which have become void), in whole or in part, at an exchange ratio of one Common Share, (or of a share of a class or series of preferred stock of the Company having equivalent rights, preferences and privileges), per Right (subject to adjustment).

         At any time prior to a person becoming an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         Other than provisions relating to principal economic terms of the Rights, the terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower the threshold for exercisability of the Rights from 15% to not less than 10%, with appropriate exceptions for any person then beneficially owning a percentage of the number of Common Shares then outstanding equal to or in excess of the new threshold, except that from and after the Distribution Date no such amendment may adversely affect the interests of the holders of the Rights.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

         While distribution of the Rights will not constitute a taxable event to the shareholders or the Company, the shareholders may, depending on the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Shares (or other consideration) of the Company or for common stock of the acquiring company, as set forth above.

         As of December 12, 1996, there were 23,896,962 Common Shares issued and outstanding. Each outstanding Common Share on December 16, 1996 will receive one Right. As long as the Rights are attached to the Common Shares, the Company will issue one Right for each Common Share which becomes outstanding between December 16, 1996 and the Distribution Date so that all such shares will have attached Rights.

         The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on redemption of the Rights or on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company prior to the time that the Rights may not be redeemed (as described above) since the Board of Directors may, at its option, at any time until the Shares Acquisition Date redeem all but not less than all the then outstanding Rights at $.001 per Right. The Rights are designed to provide additional protection against abusive takeover tactics such as offers for all shares at less than full value or at an inappropriate time (in terms of maximizing long-term shareholder value), partial tender offers and selective open-market purchases. The Rights are intended to assure that the Company's Board of Directors has the ability to protect shareholders and the Company if efforts are made to gain control of the Company in a manner that is not in the best interests of the Company and its shareholders.

         The Rights Agreement between the Company and the Rights
Agent specifying the terms of the Rights, which includes as Exhibit A the Form of Right Certificate, is attached hereto as an exhibit.

The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibit.

Item 2.  Exhibits.
         --------

    (4.1) Rights Agreement, dated as of December 12, 1996, between WPS Resources Corporation and Firstar Trust Company, which includes as Exhibit A thereto the Form of Right Certificate, and as Exhibit B thereto the Summary of Rights to Purchase Common Shares.

                            SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                             WPS RESOURCES CORPORATION



Date:  December 13, 1996     By:  /s/ Daniel A. Bollom
                                  ----------------------------
                                  Daniel A. Bollom
                                  Chairman and Chief Executive
                                  Officer

                   WPS RESOURCES CORPORATION
                            FORM 8-A
                         EXHIBIT INDEX




Exhibit
Number                         Description
-------                        -----------

(4.1) Rights Agreement, dated as of December 12, 1996, between WPS Resources Corporation and Firstar Trust Company, which includes as Exhibit A thereto the Form of Right Certificate, and as Exhibit B thereto the Summary of Rights to Purchase Common Shares.